Schedule A

Transactions in the Fund’s Securities During the Last 60 Days

Ocean Capital

None.

W. Heath Hawk

None.

Ethan A. Danial

Nature of the Transaction	Securities Purchased (Sold)		Price Per Share ($)	Date of Transaction
Purchase	51,052	*	1.285	07/08/2026

*	Represents transactions made on the open market by RAD Investments, LLC, shares of which Mr. Danial, as one of its managers, may be deemed to beneficially own.

Other than as disclosed in this Schedule A, there was no transaction in shares of Common Stock by the Reporting Persons during the past sixty days.